UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ECOVYST INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27923Q 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27923Q 109	13G/A	Page 2 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,072,430*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,072,430*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,072,430*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 27923Q 109	13G/A	Page 3 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III (Employee), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,237,264*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,237,264*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,264*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%*
12.	TYPE OF REPORTING PERSON PN

* See Item 4

CUSIP No. 27923Q 109	13G/A	Page 4 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III (AV-7), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,729,417*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,729,417*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,417*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%*
12.	TYPE OF REPORTING PERSON PN

* See Item 4

CUSIP No. 27923Q 109	13G/A	Page 5 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III (AV-8), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 380,721*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 380,721*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,721*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%*
12.	TYPE OF REPORTING PERSON PN

* See Item 4

CUSIP No. 27923Q 109	13G/A	Page 6 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III (AV-9), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,611,172*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,611,172*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,611,172*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%*
12.	TYPE OF REPORTING PERSON PN

* See Item 4

CUSIP No. 27923Q 109	13G/A	Page 7 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III (AV-10), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 498,699*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 498,699*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,699*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 27923Q 109	13G/A	Page 8 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Associates III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,529,703*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,529,703*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,529,703*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.8%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 27923Q 109	13G/A	Page 9 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Associates III GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,529,703*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,529,703*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,529,703*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.8%*
12.	TYPE OF REPORTING PERSON OO

*	See Item 4

CUSIP No. 27923Q 109	13G/A	Page 10 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 46,565,444*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 46,565,444*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,565,444*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.0%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 27923Q 109	13G/A	Page 11 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Capital GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 46,565,444*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 46,565,444*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,565,444*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.0%*
12.	TYPE OF REPORTING PERSON OO

*	See Item 4

CUSIP No. 27923Q 109	13G/A	Page 12 of 18 Pages

1.	NAME OF REPORTING PERSON Quartz Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,035,741*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,035,741*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,035,741*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 27923Q 109	13G/A	Page 13 of 18 Pages

1.	NAME OF REPORTING PERSON CCMP Co-Invest III A GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,035,741*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,035,741*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,035,741*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12.	TYPE OF REPORTING PERSON OO

* See Item 4

Item 1(a).	Name of Issuer

Ecovyst Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

300 Lindenwood Drive

Valleybrooke Corporate Center

Malvern, Pennsylvania 19355.

Item 2.	(a) Name of Person Filing

This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	CCMP Capital Investors III, L.P. (“CCMP Capital Investors”);

(ii)	CCMP Capital Investors III (Employee), L.P. (“CCMP Employee”);

(iii)	CCMP Capital Investors III (AV-7), L.P. (“CCMP AV-7”);

(iv)	CCMP Capital Investors III (AV-8), L.P. (“CCMP AV-8”);

(v)	CCMP Capital Investors III (AV-9), L.P. (“CCMP AV-9”);

(vi)	CCMP Capital Investors III (AV-10), L.P. (“CCMP AV-10” and, together with CCMP Capital Investors, CCMP Employee, CCMP AV-7, CCMP AV-8, and CCMP AV-9, the “CCMP Capital Funds”);

(vii)	CCMP Capital Associates III, L.P. (“CCMP Capital Associates”);

(viii)	CCMP Capital Associates III GP, LLC (“CCMP Capital Associates GP”);

(ix)	CCMP Capital, LP (“CCMP Capital”);

(x)	CCMP Capital GP, LLC (“CCMP Capital GP”);

(xi)	Quartz Co-Invest, L.P. (“Quartz”); and

(xii)	CCMP Co-Invest III A GP, LLC (“CCMP Co-Invest GP”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 4, 2022, attached hereto as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons: c/o CCMP Capital Advisors, LP, 200 Park Avenue, Suite 1700, New York, NY 10166

(c) Citizenship

All Reporting Persons: Delaware

(d) Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)

(e) CUSIP Number

27923Q 109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a) Amount beneficially owned

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own in the aggregate 46,565,444 shares of the Issuer’s Common Stock, representing, in the aggregate, approximately 34.0% of the Issuer’s total Common Stock outstanding.

The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 137,059,709 shares of Common Stock outstanding as of November 4, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 9, 2021.

The general partner of each of the CCMP Capital Funds is CCMP Capital Associates. The general partner of CCMP Capital Associates is CCMP Capital Associates GP. As a result, each of CCMP Capital Associates and CCMP Capital Associates GP may be deemed to share beneficial ownership with respect to the Common Stock held by the CCMP Capital Funds.

The general partner of Quartz is CCMP Co-Invest GP. As a result, CCMP Co-Invest GP may be deemed to share beneficial ownership with respect to the Common Stock held by Quartz.

CCMP Capital Associates GP and CCMP Co-Invest GP are each wholly owned by CCMP Capital.

The general partner of CCMP Capital is CCMP Capital GP. CCMP Capital GP ultimately exercises voting and dispositive power over the securities held by the CCMP Capital Funds and Quartz. As a result, each of CCMP Capital and CCMP Capital GP may be deemed to share beneficial ownership with respect to the Common Stock held by the CCMP Capital Funds and Quartz.

CCMP Capital Associates and CCMP Capital Associates GP each may be deemed to beneficially own 39,529,703 shares of the Issuer’s Common Stock, consisting of (i) 22,072,430 shares held by CCMP Capital Investors, (ii) 2,237,264 shares held by CCMP Employee, (iii) 6,729,417 shares held by CCMP AV-7, (iv) 380,721 shares held by CCMP AV-8, (v) 7,611,172 shares held by CCMP AV-9, and (vi) 498,699 shares held by CCMP AV-10.

CCMP Co-Invest GP may be deemed to beneficially own 7,035,741 shares of the Issuer’s Common Stock held by Quartz.

CCMP Capital and CCMP Capital GP each may be deemed to beneficially own 46,565,444 shares of the Issuer’s Common Stock, consisting of (i) 22,072,430 shares held by CCMP Capital Investors, (ii) 2,237,264 shares held by CCMP Employee, (iii) 6,729,417 shares held by CCMP AV-7, (iv) 380,721 shares held by CCMP AV-8, (v) 7,611,172 shares held by CCMP AV-9, (vi) 498,699 shares held by CCMP AV-10, and (vii) 7,035,741 shares held by Quartz.

(b) Percent of Class

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G/A are hereby incorporated by reference. The percentages represent the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G/A are hereby incorporated by reference.

(ii) Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G/A are hereby incorporated by reference. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G/A are hereby incorporated by reference.

(iv) Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G/A are hereby incorporated by reference. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2022

CCMP CAPITAL INVESTORS III, L.P.
CCMP CAPITAL INVESTORS III (EMPLOYEE), L.P.
CCMP CAPITAL INVESTORS III (AV-7), L.P.
CCMP CAPITAL INVESTORS III (AV-8), L.P.
CCMP CAPITAL INVESTORS III (AV-9), L.P.
CCMP CAPITAL INVESTORS III (AV-10), L.P.

By: CCMP Capital Associates III, L.P., its general partner

By: CCMP Capital Associates III GP, LLC, its general partner,

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL ASSOCIATES III, L.P.

By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL ASSOCIATES III GP, LLC

By:	/s/ Mark McFadden
Managing Director

QUARTZ CO-INVEST, L.P.
By: CCMP Co-Invest III A GP, LLC, its general partner

By:	/s/ Mark McFadden
Managing Director

CCMP CO-INVEST III A GP, LLC

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL, LP

By: CCMP Capital GP, LLC its general partner

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL GP, LLC

By:	/s/ Mark McFadden
Managing Director